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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-49078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
FEB 27 2002

REPORT FOR THE PERIOD BEGINNING __January 1, 2001__ AND ENDING __December 31, 2001__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Equity Investment Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Road
                                (No. and Street)

New Albany   IN   47150

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E. Peoples   812-945-9888
                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MELHISER ENDRES TUCKER, CPA'S, P.C.
                (Name — if individual, state last, first, middle name)

301 E. Elm Street   New Albany   IN   47150

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 2 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                    contained in this form are not required to respond unless the form displays
                    a currently valid OMB control number.

MELHISER ENDRES TUCKER • CERTIFIED PUBLIC ACCOUNTANTS • PROFESSIONAL CORPORATION

OATH OR AFFIRMATION

I, _____ Timothy E. Peoples _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ American Equity Investment Corporation _____, as of _____ December 31 _____, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____ 2-26-2002
Notary Public

KATJA S. WEISON

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMERICAN EQUITY INVESTMENT CORPORATION
December 31, 2001 and 2000

CONTENTS



MelhiserEndresTucker

301 EAST ELM STREET
P.O. BOX 107
NEW ALBANY, INDIANA 47151-0107
(812) 945-5236 • (800) 2-TUCKER
FAX (812) 949-4095

699 HILLVIEW DRIVE
P.O. BOX 35
CORYDON, INDIANA 47112
(812) 738-3777
(812) 738-7703

WEBSITE: WWW.METCPA.COM

Certified Public Accountants
Professional Corporation

NORMAN L. MELHISER, CPA
TOM R. TUCKER, CPA
JOSEPH L. BROWN, CPA
MARC J. McCORMICK, CPA
DOUGLAS A. YORK, CPA
TERRY L. GRAHAM, CPA
W. ISSAC ORWICK, CPA

EDWARD D. ENDRES, CPA
(1942-1997)

INDEPENDENT AUDITOR'S REPORT

February 15, 2002

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the accompanying statements of financial condition of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and VI is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31,	
	2001	2000
Liabilities		
Commissions Payable	$ 4,858	$ 1,745
Accrued and Withheld Payroll Taxes	930	586
TOTAL LIABILITIES	5,788	2,331
Stockholder's Equity		
Common Stock, No Par Value, 1,000 Shares Authorized 100 Shares Issued & Outstanding	11,000	11,000
Retained Earnings	21,084	14,303
TOTAL STOCKHOLDER'S EQUITY	32,084	25,303
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,872	$ 27,634

See Notes to Financial Statements.

-5-

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock	Retained Earnings
BALANCE - December 31, 1999	$ 11,000	$ 12,803
Net Income - 2000		1,500
Distribution to Stockholder - 2000		0
BALANCE - December 31, 2000	11,000	14,303
Net Income - 2001		10,281
Distribution to Stockholder - 2001		(3,500)
BALANCE - December 31, 2001	$ 11,000	$ 21,084

See Notes to Financial Statements.

-6-

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF INCOME

| | December 31, | |
	2001	2000
Revenues		
Commissions	$ 144,074	$ 114,099
Interest	513	830
TOTAL REVENUE	144,587	114,929
Expenses		
Commissions	107,483	84,209
Licensing Fees	510	340
Office Supplies	3,132	443
Postage	402	486
Professional Services	1,750	2,075
Advertising	468	281
Insurance	730	897
Salaries	7,383	12,146
Payroll Taxes	739	1,174
Contract Labor	1,716	1,245
Interest Expense	0	1
Rent	5,700	6,000
Telephone Expense	3,485	3,379
Miscellaneous	626	91
Membership Assessment	16	660
Repairs	166	2
TOTAL EXPENSES	134,306	113,429
NET INCOME	$ 10,281	$ 1,500

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

	December 31,	
	2001	2000
Cash Flows from Operating Activities:		
Cash Received from Customers	$ 141,513	$ 115,059
Cash Paid for Services and Supplies	(128,471)	(115,455)
Interest Received	513	830
Interest Paid	0	(1)
Net Cash Provided by Operating Activities	13,555	433
Cash Flows From Investing Activities:		
Purchase of NASD Stock	0	(3,300)
Net Cash (Used) by Investing Activities	0	(3,300)
Cash Flows from Financing Activities:		
Distributions to Stockholder	(3,500)	0
Net Cash Provided (Used) by Financing Activities	(3,500)	0
Net Increase (Decrease) in Cash and Cash Equivalents	10,055	(2,867)
Cash and Cash Equivalents - Beginning of Year	15,958	18,825
Cash and Cash Equivalents - End of Year	$ 26,013	$ 15,958

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

Net Income	$ 10,281	$ 1,500
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease (Increase) in Commissions Receivable	(2,561)	960
Increase (Decrease) in Commissions Payable	3,113	(910)
(Increase) Decrease in Prepaid Insurance	470	505
(Increase) Decrease in Agent Receivables	1,833	(2,133)
(Increase) Decrease in Prepaid CRD Account	75	(75)
Increase in Accrued and Withheld Payroll Taxes	344	586
Net Cash Provided by Operating Activities	$ 13,555	$ 433

See Notes to Financial Statements.

-8-

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE A - NATURE OF OPERATIONS

The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in the States of Indiana and Kentucky. The Company's office is located in New Albany, Indiana.

NOTE B - ACCOUNTING POLICIES

Basis of Accounting
The Company uses the accrual basis of accounting.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Advertising
Advertising costs, which are principally included in operating expenses, are expensed as incurred. Advertising expense was $ 468 and $ 281 for the years ended December 31, 2001 and 2000, respectively.

NOTE C - RESTRICTED CASH

The Company is required to maintain $ 6,000 of cash as capital. The Company has a Money Market account to meet this requirement.

NOTE D - NASD MEMBERSHIP

The Company is a member of the National Association of Securities Dealers. The costs of the membership are transferable.

NOTE E - NASD STOCK

The Company has 100 shares at $ 33 a share of NASD Stock. The stock is carried at cost. The stock is not a marketable security.

MELHISER ENDRES TUCKER • CERTIFIED PUBLIC ACCOUNTANTS • PROFESSIONAL CORPORATION

ADDITIONAL INFORMATION

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE I

COMPUTATIONS OF NET CAPITAL

	December 31, 2001	December 31, 2000
Total Ownership Equity from Statement of Financial Condition	$ 32,084	$ 25,303
Total Ownership Equity Qualified for Net Capital	25,784	18,458
Total Capital and Allowable Subordinated Liabilities	25,784	18,458
Net Capital Before Haircuts on Securities Positions	25,784	18,458
Net Capital	$ 25,784	$ 18,458

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE II

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT

	December 31,	
	2001	2000
Minimum Net Capital Required	$ 380	$ 155
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement	5,000	5,000
Net Capital Required	5,000	5,000
Excess Net Capital	$ 20,784	$ 13,458

-11-

MELHISER ENDRES TUCKER • CERTIFIED PUBLIC ACCOUNTANTS • PROFESSIONAL CORPORATION

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE III

COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	December 31,	
	2001	2000
Total Liabilities from Statement of Financial Condition	$ 5,788	$ 2,331
Total Aggregate Indebtedness	5,788	2,331
Percentage of Aggregate Indebtedness to Net Capital	22%	13%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	22%	13%

-12-

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE IV

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

| | December 31, | |
	2001	2000
Balance, Beginning of Period	$ 0	$ 0
Balance, End of Period	$ 0	$ 0

-13-

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE V

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL

Net Capital (Unaudited) December 31, 2001	$ 25,784
Net Capital (Audited) December 31, 2001	$ 25,784

-14-

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE VI

MATERIAL INADEQUACIES

We have audited the financial statements of **American Equity Investment Corporation** as of and for the year ended December 31, 2001, and have issued our report thereon dated February 15, 2002. During our audit we did not find any material inadequacies.

MELHISER ENDRES TUCKER

-15-



Audited Financial Statements

*American Equity Investment
Corporation*

December 31, 2001 and 2000



Melhiser Endres Tucker

Certified Public Accountants
Professional Corporation

301 EAST ELM ● P.O. BOX 107
NEW ALBANY, IN 47150 ● 812-945-5236